UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 19, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Magnachip Semiconductor Corp – File No. 333-126019-09

Magnachip Semiconductor S.A. – File No. 333-126019

CF# 37356

Magnachip Semiconductor Corp and Magnachip Semiconductor S.A. submitted an application under Rule 406 requesting an extension of confidential treatment for information they excluded from the Exhibits to a Form S-4 filed on June 21, 2005.

Based on representations by Magnachip Semiconductor Corp and Magnachip Semiconductor S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.27   through March 18, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary